FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2013

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on May 21, 2013

ROYAL DUTCH SHELL PLC

RESULT OF ANNUAL GENERAL MEETING

Royal Dutch Shell plc announces the poll results on the resolutions at its Annual General Meeting held on May 21, 2013 at the Circustheater, Circusstraat 4, The Hague, The Netherlands. All Resolutions 1 to 19 were carried.

Pursuant to the Listing Rules, a copy of all resolutions other than resolutions concerning ordinary business at the Annual General Meeting will be submitted to the National Storage Mechanism and will be available for inspection at: www.Hemscott.com/nsm.do

Resolution		For	%	Against	%	Withheld
1	Adoption of Annual Report & Accounts	3,341,730,915	99.16	28,476,222	0.84	7,354,635
2	Approval of Remuneration Report	3,046,244,580	92.35	252,361,359	7.65	80,955,831
3	Re-appointment of Josef Ackermann	3,243,347,333	96.65	112,491,637	3.35	21,626,054
4	Re-appointment of Guy Elliott	3,365,513,187	99.87	4,327,180	0.13	7,721,405
5	Re-appointment of Simon Henry	3,353,832,258	99.52	16,182,610	0.48	7,546,604
6	Re-appointment of Charles O. Holliday	3,364,027,344	99.83	5,808,196	0.17	7,726,232
7	Re-appointment of Gerard Kleisterlee	3,361,454,871	99.75	8,385,343	0.25	7,721,557
8	Re-appointment of Jorma Ollila	3,327,613,059	98.80	40,532,604	1.20	9,416,107
9	Re-appointment of Sir Nigel Sheinwald	3,355,932,287	99.59	13,900,139	0.41	7,729,346
10	Re-appointment of Linda G. Stuntz	3,366,073,232	99.88	3,885,624	0.12	7,602,916
11	Re-appointment of Peter Voser	3,365,589,678	99.87	4,480,484	0.13	7,491,610
12	Re-appointment of Hans Wijers	3,361,432,026	99.75	8,348,095	0.25	7,781,650
13	Re-appointment of Gerrit Zalm	3,356,153,553	99.59	13,734,724	0.41	7,679,495
14	Re-appointment of Auditors	3,338,800,298	99.65	11,672,545	0.35	27,088,928
15	Remuneration of Auditors	3,349,949,420	99.86	4,833,329	0.14	22,779,024
16	Authority to allot shares	3,286,944,516	97.62	80,082,986	2.38	10,529,433
17	Disapplication of pre-emption rights*	3,298,027,574	98.04	66,031,537	1.96	13,502,661
18	Authority to purchase own shares*	3,328,816,601	99.45	18,407,404	0.55	30,337,766
19	Authority for certain donations and expenditure	3,269,696,796	98.22	59,353,309	1.78	48,511,666

* Special Resolutions

Please note that a ‘vote withheld’ is not a vote under English Law and is not counted in the calculation of the proportion of the votes ‘for’ and ‘against’ a resolution.

May 21, 2013 Mark Edwards Deputy Company Secretary Royal Dutch Shell plc

Enquiries

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

Shell Investor Relations

Europe: + 31 70 377 4540

United States: +1 713 241 1042

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01); and b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: May 21, 2013